

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2021

Kevin J. Mitchell
Chief Financial Officer
Phillips 66
2331 CityWest Boulevard
Houston, TX 77042

> **Re: Phillips 66**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed February 24, 2021**
> **File No. 001-35349**

Dear Mr. Mitchell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1. We note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

2. If material, please discuss with greater specificity the indirect consequences of climate-related regulation or business trends such as the increased demand for goods that result in lower emissions or are related to alternative energy sources and strategic opportunities that may arise for your company as a result of climate change.

3. Quantify any material weather-related damages to your property or operations.

4. If material, disclose any weather-related impacts on the cost or availability of insurance.

5. Disclose with specificity the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as market trends that may alter business opportunities, credit risks, or technological changes.

6. Disclose any material litigation risks related to climate change and the potential impact to the company.

7. If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Diane Fritz (Staff Accountant) at (202) 551-3331 or Brad Skinner (Office Chief) at (202) 551-3489 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation